UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

New World Savings, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       California

       Date of Organization:

       August 21, 2017

Physical Address of Issuer:

33831 Granada Dr., Dana Point, CA 92629, United States

Website of Issuer:

https://Joinguac.com

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

7,836

Price (or Method for Determining Price):

$3.19

Target Offering Amount:

$24,996.84

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$2,499,999.81

Deadline to reach the Target Offering Amount:

April 28, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

The Issuer has 13 full time employees. The Issuer utilizes the services of independent contractors and advisors.

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$249,795.00	$651,895.00

Cash & Cash Equivalents	$91,059.00	$478,582.00
Accounts Receivable	$0	$0
Short-term Debt	$879,316.00	$169,918.00
Long-term Debt	$0.00	$256,500.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$(800)	$(800)
Net Income/(Net Loss)	$(1,362,948.00)	$(528,201.00)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


March 22, 2023

New World Savings, Inc.



Offering of a

Minimum of 7,836 Shares of Common Stock at $3.19 ($24,996.84) and
Up to a
Maximum of 783,699 Shares of Common Stock at $3.19 ($2,499,999.81)


A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The issuer is referred to herein as the "**Issuer**" or "**we**".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of 7,836 shares of common stock of the Issuer, par value $0.0001, (the "**Common Stock**" or "**Securities**") at a price per share of $3.19 for $24,996.84 (the "**Target Offering Amount**") and up to a maximum amount of 783,699 shares of Common Stock at a price per share of $3.19 for $2,499,999.81 (the "**Maximum Offering Amount**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $250, and the Maximum Individual Purchase Amount is $500,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://www.republic.co/guac-app (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

Colonial Stock Transfer Company, Inc., 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111, (801) 355-5740, acts as the Issuer's transfer agent and registrar.

Dividends

The Securities do not entitle Investors to any dividends.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of capital stock then outstanding, the Issuer will distribute all proceeds in accordance with the priority of distribution as outlined in the issuer's corporate charter.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Voting and Control

Each share of Common Stock is entitled to one (1) vote.

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of six percent (6%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales and out limited operating history, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our app is based on new technologies and is subject to the risks of failure inherent in the development of a new product.

Because our app is based on new technologies, it is subject to risks of failure that are particular to new technologies, including the possibility that: (i) our new approach will not result in a product that gains market acceptance; (ii) our app and the technology powering it may unfavorably interact with other types of commonly used applications and services, thus restricting the circumstances in which it may be used; (iii) proprietary rights of third parties may preclude us from marketing our app; (iv) or third parties may market a superior product. As a result, our activities may not result in a commercially viable product and our sales, revenue and financial condition would be materially adversely affected.

If we are unable to maintain a good relationship with the markets where our app is distributed, our business will suffer.

Apple's "App Store" and Google's "Google Play" will be the primary distribution, marketing, and promotional platforms for our app. Our app and related service is only made available through these platforms and any deterioration in our relationship with Apple or Google would harm our business and adversely affect the value of our stock. We are subject to Apple's and Google's standard terms and conditions for application developers, which govern the promotion, distribution and operation of apps on their platforms. Our business would be harmed if: (i) Apple or Google discontinues or limits access to its platform by us and other app developers; (ii) Apple or Google modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Apple or Google changes how the personal information of its users is made available to application developers on their respective platforms or shared by users; (iii) Apple or Google establishes more favorable relationships with one or more of our competitors; (iv) or Apple or Google develops its own competitive offerings.

We could benefit from Apple and Google's strong brand recognition and large user base. If Apple or Google loses its market position or otherwise falls out of favor with users, we would need to identify alternative channels for marketing, promoting and distributing our app, which would consume substantial resources and may not be effective. In addition, Apple and Google have broad discretion to change their terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. Any such changes in the future could significantly alter how our app users experience our app or interact within our app, which may harm our business.

Major network failures could have an adverse effect on our business.

Our technology infrastructure is critical to the performance of our app and customer satisfaction. Our app runs on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain the primary elements of this system, but third parties that we do not control and which would require significant time to replace operate some elements of this system. We expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology security that affect third-party networks, communications switches, routers, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol enabled applications, wireless networks and devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we rely, as well as our customers' wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

If our proposed technologies are not accepted by the market our business prospects will suffer.

To support our business plan, we must develop technologies, develop strong brands and make significant capital investments. Should we invest in or design technologies that are not accepted in the marketplace, or if our technologies are not brought to the market in a timely manner, this could materially and adversely impact our company. There is no assurance that there is a market for our technologies, the size of the market, or the market's acceptance of our applications. Sales outcomes are based upon a variety of factors which cannot be assured. If we fail to successfully develop and commercialize our applications, or if the applications are not accepted by the market, our business prospects will suffer.

Our business model is dependent on user growth and developing strategic partnerships to fuel user growth. If we are not successful in developing these partnerships our business plan will fail and our financial condition, operations and prospects will be adversely affected.

We depend on establishing and maintaining licensing, co-brand and revenue sharing relationships with high-traffic web sites and other technology providers. Increasing the number of these relationships is a key element of our strategic plan. Our business could be adversely affected if we do not establish and maintain additional strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our web sites or additional revenues. We currently have only nominal verbal commitments from strategic partners that could engage in our marketplace or on whose platform or application we can engage. If we are not able to convert these verbal commitments into binding agreements and expand the number of such agreements, we may have significant difficulty in expanding our user base. Failure to expand our user base would result in our inability to generate any significant level of revenues and our financial condition, operations and prospects would be materially adversely affected. Accordingly, there is no guarantee that we will generate any material level of revenues from advertising or through strategic partnerships.

Defects in our app and the technology powering our technological platform may adversely affect our business.

Tools, code, subroutines and processes contained within our app may contain defects when introduced and also when updates and new versions are released. If our app or an update to our app contains defects or quality problems, we may become subject to adverse publicity, reduced use of our app, product redevelopment costs, loss of or delay in market acceptance of our product or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers, its board of directors, and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss any or all of our executive officers, board of directors and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Affiliates of the Issuer, including officers, directors and existing shareholders of the Issuer, may invest in this Offering and their funds will be counted toward the Issuer achieving the Minimum Amount.

There is no restriction on affiliates of the Issuer, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Issuer has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors' confidence that other investors, along with them, are sufficiently interested in the Offering and the Issuer and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering and Ownership of our Securities

We are a party to a lawsuit involving a claim that we must issue 250,000 shares of Class A Stock. If we are not successful in defending this Claim or if we settle this matter, we may be required to issue all or some of such 250,000 shares of Class A Stock and, as a result, your ownership interest in our company will be diluted and we will not have received any equivalent value.

On July 14, 2021, Steep Axis LLC, Scott Armstrong, Ryan Armstrong and New World Savings, Inc., (collectively, the "Plaintiffs") filed a Complaint in the Superior Court of the State of California, County of Orange, against Gangsta Breakout, LLC, PhD Labs, Inc., John Driscoll, and Naked Apps, LLC (collectively, the "Defendants") to recover certain monies and to confirm the rightful cancellation of 250,000 shares of our Class A Common Stock that had been held by the Defendants which were paid to them under a series of contracts under which Defendants were supposed to develop a mobile application for Plaintiffs and did not perform under such contracts. The Issuer is seeking various remedies, including confirmation of the cancellation and/or return of the 250,000 shares of our Class A Common Stock. The action is in its early stages and the Issuer cannot predict the outcome of such litigation at this time. If we are not successful in defending this Claim or if we settle this matter, we may be required to issue all or some of such 250,000 shares of Class A Stock and, as a result, your ownership interest in our company will be diluted and we will not have received any equivalent value.

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Issuer to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Issuer, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Our corporate name is New World Savings, Inc. and we do business as Guac. We are a California corporation that was incorporated on August 21, 2017, for the purpose of developing and commercializing a mobile app called Guac that creates a new way to help users save for short-term goals and buy experiences.

The Issuer expects to generate revenue in three primary ways: (1) interest earned on user funds held on account; (2) application advertising and marketing; and (3) funds generated from partners through the Guac marketplace where we earn 10% on transactions conducted through the marketplace. We have developed a downloadable personal finance mobile application and marketplace called Guac that offers users a unique way to save money by triggering the deposit of a specified amount of each debit card transaction into separate accounts that we refer to as the Guac Fund Accounts. Guac is an easy-to-use application that transfers a user's specified cash amounts based on his debit card purchases, allowing a user to "save while he spends." The application allows users to determine how the amount transferred is calculated and applies those savings to short or long- term goals. Funds can be saved in a standard savings account or be earmarked in a specified account for specific events such as general investing, saving for a vacation, a car, or a wedding. The user can have unlimited separate Guac Fund Accounts, with each Guac Fund Account linked to the user's personal bank account(s). Users may also transfer funds from their Guac Fund Accounts to their checking account or to other Guac users. They can also utilize their saved funds in the Guac Marketplace to purchase from our partners. A user may trigger saving to their account(s) by either selecting a certain percentage of their transactions or rounding up transactions to the nearest dollar. Either way, the user can specify an absolute limit per transaction (i.e., stop calculating a percentage to transfer once the purchase amount is above $20). The application, which utilizes Q2 CorePro and Plaid to access and execute ACH checking account pre-set instructions, automatically transfers the funds real-time as purchases are made. We believe that our app appeals to a market of consumers who grew up on the web and rely on technology such as Uber, Instacart, and Venmo. They trust technology to make their daily lives more efficient.

The Guac Fund Accounts are held as ledger accounts under a master Guac bank account. Each master account containing user funds are insured to $250,000 using insurance from the Federal Deposit Insurance Corporation. Guac has selected National Bank of Kansas City as its launch bank.

Business Plan

The Issuer plans to significantly expand its business by increasing sales and marketing, investing in technology and product research, development, and investing in operations and infrastructure. The Issuer aims to achieve profitability by the third quarter of 2024. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure and operations as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Guac	Personal finance application	B2C primarily Millennials, Gen Z and secondary to Baby Boomers.

Competition

The key competitors to our business are:

(i)   Acorns, which is a smartphone app that "rounds up" your spending to the nearest dollar and invests that rounded difference. It is a micro savings service that allows the user to invest only pennies at a time. Acorns does not offer the user the opportunity to create a goal (or multiple goals) to save and does not offer money transfers or bill payments. Acorns simply rounds up user's debit card purchases to purchase products from a number of retail partners or invest saved funds into the Acorns managed investment funds. Acorns currently has 3,500,000 members and raised nearly $63,000,000. In addition, Acorns

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charges $1.00 per month for accounts under $5,000 and 0.25% for accounts with a value of over of $5,000;

(ii) Qapital, which is an app designed to allocate small amounts of everyday purchases to user's Qapital account. Qapital was launched in May 2015 and, within five months, acquired users in all 50 U.S. states and has since raised $26 million in a new early-stage round of funding. This app has 750,000 active users, adding 10,000 new accounts each week. Qapital charges its users a monthly fee of $3.99. We offer a similar method of saving money but believe our Guac app is more efficient and easier to use with its percentage-based savings model. Qapital does not offer user-to-user money transfers;

(iii) Hello Digit is a micro-savings app designed to help users save small amounts of money over time. Similar to the Acorns app, it offers a first step towards consistent savings. Digit evaluates user spending habits and transfers money out of a linked bank account(s) into a Digit account using an algorithm. Contrarily, we allow the user to decide how much to save, when to save and create savings goals. However, Digit's algorithm limits the user's control and interaction with user's method of saving. Furthermore, Digit does not allow users to create separate funds with differing saving plans to reach your goal.

Based on market analysis, we believe that our products and services offer a focused user experience that is simple to use and marketable to the user. Our research indicates that other apps may be overwhelming to the average user with too many options to "micro-save", while other competitors only allow user to invest in securities or managed funds within the application. We, on the other hand, allow users to be in control of how much they save, how often, and what they would like to do with the money they save. In sum, we believe that we offer the user a very simple "save while you spend" micro savings application, user-to-user money transfers (think Venmo) and bill pay option in one simple, interactive handheld application.

We operate in the highly competitive financial technology, or fintech, market and compete with other fintech companies and software and mobile application developers. Specifically, we face competition from other technology companies that provide event driven micro saving applications to consumers. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Many of our competitors have substantially greater financial, technical, research, marketing, sales, service, and other resources than us, and may develop processes or software applications that are superior to those of our company.

Customer Base

We operate in the fintech (financial technology) sector of the mobile applications market. Financial statistics indicate that this segment continues to have steady growth and investment at all stages. Specifically, we are targeting the Millennial and Gen Z users to create a community of users. There are 83.1 million Millennials in America. ("Millennial Spending Habits and Why They Buy," May 1, 2019). By 2025, Millennials will own the largest share of personal income of $8.3 trillion. ("Cracking the Code on Millennial Consumers," March 18, 2017). At such time, Millennials will represent 75% of the workforce and 46% of total U.S. household income. ("10 Key Facts and Statistics about Millennials in the Workplace," September 1, 2021). Studies have indicated that 74% of Millennials believe that technology makes life easier; two recessions have affected Millennials' trust and confidence in traditional financial institutions. ("Millennials: Technology = Social Connection," February 2014). In 2015, a survey by Chime showed that 67% of Millennials say that they would prefer to use a debit card than a credit card ("This is Why Millennials are Choosing Debit Over Credit," July 13, 2017). In 2014, the Wells Fargo Millennial Study showed that while 8 in 10 Millennials say the recession taught them the importance of saving for the future, only 55% of the 1,639 Millennials surveyed have started saving for retirement. Those who currently are not saving say they won't be able to start until age 35. We believe we are the solution for "simple, effortless savings" that do not threaten to change a user's lifestyle.

Supply Chain

Although the Issuer is dependent upon certain third-party vendors, specifically Plaid and Q2 Corepro, the Issuer any has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5,951,846	"GUAC"	Standard Character Mark	April 29, 2019	December 31, 2019	USA
6,332,471	"Save while you spend"	Standard Character Mark	July 29, 2020	April 27, 2021	USA
6,343,400	"I guac'd it"	Standard Character Mark	May 16, 2020	May 4, 2021	USA
90684105	"Spend. Save. Earn."	Standard Character Mark	April 30, 2021	Pending	USA
90567598	"What if saving was as easy as spending"	Standard Character Mark	March 9, 2021	Pending	USA
63/179,031	"Automated Saving Method and System"	Provisional Patent	April 23, 2021	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with our employees, advisors and consultants.

Domain Names

The Issuer owns the following active domain names: https://Joinguac.com; and https://Guacapp.com.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On July 14, 2021, Steep Axis LLC, Scott Armstrong, Ryan Armstrong and New World Savings, Inc., (collectively, the "Plaintiffs") filed a Complaint in the Superior Court of the State of California, County of Orange, against Gangsta Breakout, LLC, PhD Labs, Inc., John Driscoll, and Naked Apps, LLC (collectively, the "Defendants") to recover certain monies and to confirm the rightful cancellation of 250,000 shares of the Issuer's Class A Common Stock that had been held by the Defendants which were paid to them under a series of contracts under which Defendants were supposed to develop a mobile application for Plaintiffs and did not perform under such contracts. The Issuer is seeking various remedies, including confirmation of the cancellation and/or return of the 250,000 shares of the Issuer's Class A Common Stock. The action is in its early stages and the Issuer cannot predict the outcome of such litigation at this time. The Issuer intends to vigorously prosecute this matter.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds if the Intermediary Fees applied are six percent (6.0%) of the dollar amount raised in the Offering:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	6%	$1,499.81	6%	$149,999.99
Sales and Marketing (1)	60%	$14,998.10	60%	$1,499,999.89
Technology and Product Development (2)	20%	$4,999.37	20%	$499,999.96
Operations (3)	14%	$3,449.56	14%	$349,999.97
Total	**100%**	**$24,996.84**	**100%**	**$2,499,999.81**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) Our sales and marketing efforts will include (i) doubling our overall marketing budget; (ii) continuing to grow our current marketing channels, including social influencers, Google partnership, Facebook algorithm, Gamified partnerships and public relations; and (iii) growing our athletic influencers with a focus on the collegiate NIL influencers.

(2) Proceeds will be used (a) for continued maintenance of both front and back-end development with continued improvements; (b) to add more business and marketplace partners and the design and development that is required; (c) to add additional advanced features; (d) to add more intelligence to our overall application; and (e) to add Guac Visa and Guac Pay and the additional front and back-end development needed.

(3) These proceeds will be used for day-to-day activities and account management and to add head count focused on operations.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Scott Armstrong	CEO, Co-Founder and Director	CEO and Founder of New World Savings, Inc., 2017 – Present Responsible for all aspects of the Company, including strategy and development of business plan, investor relations, product development, strategic partnerships, day-to-day operations, and general CEO responsibilities.	Attended Arizona State University for 2.5 years
Ryan Armstrong	President, Co-Founder, and Director	President and Co-Founder of New World Savings, Inc., 2017 – Present Responsible for sales and marketing efforts Founder, Bar Above LLC, 2018 - Present Responsible for providing marketing social influencers for the Company Regional Director for Alamera Sciences, 2015 – 2018 Responsible for leading the sales division for the western region of the United States	Southern Methodist University, B.S., Economics and Finance, 2011
John Bluer	Chief Financial Officer	Chief Financial Officer of New World Savings, Inc. 2023 – Present Responsible for managing the finance, legal, and accounting departments. Chief Financial Officer of BlackRidge Technology International, Inc. (OTC:BRTI) 2016 - 2020 Responsible for managing the legal, finance, treasury, PR, and administrative staff. Chief Financial Officer of Xpal Power, Inc. 2015-2016 Responsible for managing the legal and finance departments and the going public transition, including audits. Chairman, Chief Executive Officer of Northsight Capital, Inc. (OTC: NCAP) 2014 - 2015 Responsible for leading operations and running a marketing and advertising platform that uses internet websites and portals.	University of Wyoming, B.S. 1980 and J.D., 1983

Rich Ingrassia	Director	Director of New World Savings, Inc., 2020 - Present	University of Notre Dame, B.A., Economics, 1987; Northwestern University, Masters in Journalism, 1994
		Managing Partner of Wheelhouse Digital Studios, LLC, 2017 – Present	
		Responsible for managing operations and strategy, researching, analyzing and overseeing investments and portfolio company development.	
		Managing Officer of Digital Offering, LLC, 2013 – 2018	
		Responsible for researching, analyzing and overseeing investment offerings.	
Thomas Marquart	Vice President of Marketing	Vice President of Marketing of New World Savings, Inc., 2020 – Present	Arizona State University, B.S., Housing & Urban Development, 2010
		Responsible for marketing, social media management and influencer relationships	
		Co-Founder of Dad Brand, LLC dba Dad Brand Apparel, 2016 - Present	
		Responsible for operations, growth, e-commerce, marketing, strategic partnerships, social media management and influencer relationships. Oversight of all aspects of the business, major corporate decisions, and managing the overall operations.	

Biographical Information

Scott Armstrong: Scott is the Chief Executive Officer, Co-Founder and Director of the Issuer. He is an experienced business professional and entrepreneur. Most recently, Scott served as Regional Business Manager at WaveTec Vision, which was sold to a Novartis company for $350,000,000. Prior to WaveTec, Mr. Armstrong founded Axis Eye Institute, which was successfully sold in 2007. Axis acquired young, highly qualified surgeons, while Scott used his operational and marketing expertise to grow and manage the business and build the practice for the young surgeons to eventually purchase.

Ryan Armstrong: Ryan is the President, Co-Founder and Director of the Issuer. He is a business executive/entrepreneur with over ten years of experience in consulting, specializing in sales and marketing with a focus on social media and growth marketing. Ryan, with his head of social influencers, through his Bar Above business, has built a team of effective conversion driven social influencers with a collective following of 25 million. Previously, Ryan was the Regional Sales Director of Alimera Sciences, a medical device company specializing in Ophthalmology.

John H. Bluher: John is the current Chief Financial Officer of the Issuer. He is a specialist in legal, financial management and operating growing early-stage companies. He is also a specialist in capital management, capitalization structuring, merger and acquisition, private equity, and valuations of public and private companies. From May 2016 to July 2020, Bluher was CFO for BlackRidge Technology International, Inc., (OTC:BRTI) a cyber defense and security company. From early 2015 to June 2016, Mr. Bluher was the CFO of Xpal Power, Inc., a Taiwan based public company engineering and manufacturing consumer electronics in China. From 2014 to 2015, Bluher was the Chairman, CEO, and President of Northsight Capital, Inc. (OTC:NCAP) and launched a marketing and advertising platform for selling marketing through internet websites and portals. From 2011 through 2014, Bluher was Co-Chairman, EVP and Chief Operating Officer for MusclePharm Corporation (OTC:MSLP). Mr. Bluher holds a

Bachelor of Science and a J.D. degree from the University of Wyoming and has held FINRA Series 7, Series 24, 63, 65 and 14 licenses.

Rich Ingrassia: Rich is a director of the Issuer. He recently co-founded Wheelhouse Studios, a marketing-first venture studio, after over 20 years as a tech, media and Internet analyst and investment banker. At PwC, Roth Capital, SNL Kagan and Digital Offering, he supported more than $2 billion in public and private company financings and wrote the first equity research for Netflix, IMAX, micro-investing app Acorns and others. Rich has advised AT&T, Disney, DreamWorks and Intel on media strategy and operations and is an adjunct MBA professor at Concordia University Irvine. He's an alumnus of the University of Notre Dame and Northwestern University.

Thomas Marquart: Thomas is the Vice President of Marketing of the Issuer. He is a social media and digital marketing fanatic. With over 10 years of marketing expertise, he has a unique and progressive understanding of today's social media climate. Thomas also has a powerful network of social media and digital marketing professionals he leverages to achieve extraordinary results beyond those achieved through conventional marketing. He has successfully co-founded his own apparel business where he used his social media and digital marketing expertise to grow the business.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 20,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). Within Preferred Stock, a series of Preferred Stock designated as Series X Preferred Stock has been created (the "**Series X Preferred Stock**"). The Series X Preferred Stock consists of one authorized share and, in addition to having protective provisions regarding amendments of the Issuer's Certificate of Incorporation, provides for voting rights equal to the number of votes then held or entitled to be made by all equity holders of the Issuer, including the Common Stock, plus one. At the closing of this Offering, assuming only the Target Offering Amount is sold, 15,046,225 shares of Common Stock and no shares of Preferred Stock and 1 share of Series X Preferred Stock, respectively, will be issued and outstanding.

The holder of the Series X Preferred Stock is Scott Armstrong. As a result of the ownership of one share of Series X Preferred Stock, Mr. Armstrong will at all times have a majority of the votes cast at any meeting (or by written consent) and therefore controls our company.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	15,271,255*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%**

* In July 2020, the Issuer converted each share of then outstanding Class A and Class B common stock into one share of Common Stock. Immediately thereafter and on such date, each one (1) share of Common Stock that was issued and outstanding at such time, was split into ten (10) fully paid, nonassessable shares of Common Stock, through the issuance of a nine (9) share stock dividend.

** This percentage is based upon outstanding common stock and excludes from the calculation: (a) one share of Series X Preferred Stock that is outstanding, (b) awards under our stock incentive plan for a total of 400,000 options that have not fully vested, and (c) a total of $2,409,554.11 in investment amount of SAFE securities having a valuation cap of $18,500,000. The percentage does include (a) awards under our stock incentive plan for an aggregate of 75,000 shares of common stock, (b) 150,000 shares of common stock not yet fully vested under advisor agreements.

Type	Series X Preferred Stock
Amount Outstanding	1
Par Value Per Share	$0.0001
Voting Rights	All outstanding voting shares, plus one (1) additional share.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This stock will not be limiting or dilutive to the Security issues pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Less than 1%, but having a vote equivalent to all outstanding voting shares, plus one (1) additional share.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type of security	Crowd SAFE Notes
$2,409,554.11	$2,409,554.11
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $18.5 million
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs at a later date. The issuance of such additional Crowd SAFEs may be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Cannot be determined at this time.

Type	Equity Awards under the Issuer's 2021 Stock Incentive Plan
Amount Outstanding	300,000 options to Purchase Shares of the Issuer's Common Stock having an exercise price of $0.50, subject to vesting. 75,000 restricted stock units that were issued at par value and are fully vested.

Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise of the stock options, more shares will be outstanding, and the holders of Common Stock will be diluted.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

Outstanding Debt

As of the date of this Form C, the Issuer has no other outstanding debt, except as outlined below.

The Issuer also incurred an Small Business Administration Loan in the amount of $7,000 dollars, outstanding as of December 31, 2021.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Steep Axis, LLC*	7,500,000 shares of Common Stock	24.56%
Scott Armstrong	1 share of Series X Preferred	50.000002%

*Scott Armstrong is the sole owner of this entity.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

New World Savings, Inc., doing business as Guac (the "**Issuer**") was incorporated on August 21, 2017, under the laws of the State of California. The Issuer is headquartered in Dana Point, CA.

Cash and Cash Equivalents

As of February 28, 2023, the Issuer had an aggregate of $649,000 in cash and cash equivalents, leaving the Issuer with approximately 8.1 months of estimated runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer intends to concurrently undertake to raise up to $2,500,000 pursuant to Rule 506(c) of Regulation D) by offering to sell up to 783,699 in securities, including but not limited to common stock to accredited investors outside of this Offering (the "**Concurrent Offering**").

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation. Notwithstanding the foregoing, the Issuer's pre-money valuation implied by the price per share of the common stock being sold in this offering is $50,000,000.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,088	10,881,630	N/A	March 3, 2020	Section 4(a)(2)
Common Stock	$325,000	650,000	General Working Capital	September 18, 2020; September 26, 2020; April 28, 2021	Reg. D Rule 506(c)
Common Stock	$1,051,947	2,103,894	N/A	April 22, 2021	Reg. CF
Convertible Notes	$337,500	19	General Working Capital	Between November 12, 2019 and July 20, 2020	Reg. D Rule 506(b)
SAFE Securities	$2,409,554.11	N/A	General Working Capital	Between October 22, 2021 and March 10, 2022	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(1) Ryan Armstrong, the Issuer's President and Co-Founder, is the sole owner of Bar Above LLC, which, since 2019, has provided marketing social influencers to the Issuer. Bar Above LLC collects a 1% fee for its services in building, executing and compensating his team of influencers. Bar Above has collected 1%, or $2,469, for providing its services to the Issuer.

(2) In June 2019, the Issuer issued a demand note to Steep Axis, LLC, owned by Scott Armstrong, the Issuer's Chief Executive Officer and Co-Founder. The demand note bears interest at 7%. The current remaining balance owed Steep Axis is $8,462.

(3) Periodically, the Issuer pays a management fee to Steep Axis, LLC. Management fees during the year ended December 31, 2020 were $13,500. No management fees have been paid to Steep Axis, LLC in 2021.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://Joinguac.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Scott Armstrong
_____
(Signature)

Scott Armstrong
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Armstrong
_____
(Signature)

Scott Armstrong
_____
(Name)

Director
_____
(Title)

March 22, 2023
_____
(Date)

/s/ Ryan Armstrong
_____
(Signature)

Ryan Armstrong
_____
(Name)

Director
_____
(Title)

March 22, 2023
_____
(Date)

/s/Richard Ingrassia
_____
(Signature)

Richard Ingrassia
_____
(Name)

Director

(Title)

March 22, 2023

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



NEW WORLD SAVINGS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

New World Savings, Inc.

TABLE OF CONTENTS

Suchan & Associates

An Accountancy Corporation

8588 Utica Ave. Suite 100, Rancho Cucamonga, CA 91730
Phone: (909) 781- 6443 Fax: (909) 476- 7390 www.Suchancpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
New World Savings, Inc.

Opinion

We have audited the accompanying financial statements of **New World Savings, Inc.** which comprise the balance sheet as of **December 31, 2021 and 2020**, the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **New World Savings, Inc.** as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of New World Savings, Inc. and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate those matters are also described in Note 10. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about New World Savings, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and asses the risk of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risk. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of New World Savings, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about New World Savings, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Suchan & Associates

Suchan & Associates

Rancho Cucamonga, CA 91730
December 30, 2022

NEW WORLD SAVINGS, INC.

BALANCE SHEET

December 31, 2021 and 2020

ASSETS

	2021	2020
CURRENT ASSETS		
Cash	$ 90,550	$ 478,073
Prepaid expenses	509	509
TOTAL CURRENT ASSETS	**91,059**	**478,582**
DEPOSITS - RESERVES (Note 3)	**1,944**	**5,500**
OTHER ASSETS		
Intangible assets, net of accumulated amortization of $23,489 and $11,968, respectively (Note 2 & 4)	147,830	159,351
Notes receivable (Note 5)	8,462	8,462
Receivable (Note 5)	500	-
TOTAL OTHER ASSETS	**156,792**	**167,813**
TOTAL ASSETS	**$ 249,795**	**$ 651,895**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 41,752	$ 14,783
Accrued expenses (Note 8)	211,903	-
Accrued interest payable (Note 6)	42,361	19,135
Pending investment (Note 11)	25,000	50,000
Related party note (Note 5)	200,000	-
Income tax payable (Note 2)	800	-
Convertible note payable, current (Note 6)	342,500	86,000
Line of credit (Note 7)	15,000	-
TOTAL CURRENT LIABILITIES	**879,316**	**169,918**
LONG TERM LIABILITIES		
Convertible notes payable (Note 6)	**-**	**256,500**
TOTAL LIABILITIES	**879,316**	**426,418**
STOCKHOLDERS' EQUITY		
Common stock, $0.0001 par value, 200,000,000 shares authorized, 13,285,524 and 12,270,624 shares issued and outstanding as of December 31, 2021 and 2020, respectively	270	169
Preferred stock, $0.0001 par value, 20,000,000 shares authorized 1 and 0 shares issued and outstanding as of Decemer 31, 2021 and 2020, respectively	-	-
Additional paid-in-capital	1,403,637	895,788
Retained earnings (deficit)	(2,033,428)	(670,480)
TOTAL STOCKHOLDERS' EQUITY	**(629,521)**	**225,477**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 249,795**	**$ 651,895**

**The accompanying Notes to the Financial Statements
are an integral part of this statement**

NEW WORLD SAVINGS, INC.

STATEMENT OF INCOME

Year ended December 31, 2021 and 2020

	2021	2020
INCOME	$ -	$ -
EXPENSES		
Advertising	649,892	274,071
Bad debt	294,919	-
Amortization	11,521	6,839
Bank charges	4,937	1,074
Dues and subscriptions	1,728	3,063
Insurance	6,657	5,362
Legal	53,671	20,983
Licenses and permits	25	-
Management fee	30,000	13,500
Office expense	6,651	-
Professional fees	32,485	57,137
Research & development	246,465	123,812
TOTAL EXPENSE	**1,338,951**	**505,841**
OPERATING (LOSS)	**(1,338,951)**	**(505,841)**
OTHER INCOME (EXPENSE)		
SBA EIDL grant	-	7,000
Interest income	29	-
Interest expense	(23,226)	(28,560)
TOTAL OTHER EXPENSE	**(23,197)**	**(21,560)**
NET INCOME BEFORE TAXES	**(1,362,148)**	**(527,401)**
PROVISION FOR TAXES	800	800
NET INCOME (LOSS)	**(1,362,948)**	**($528,201)**

**The accompanying Notes to the Financial Statements
are an integral part of this statement**

NEW WORLD SAVINGS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 2021 and 2020

	Preferred Stock		Common Stock		Additional Paid in Capital	Retained Earnings (deficit)	Total
	Shares Issued	Amount	Shares Issued	Amount			
Beginning Balance, January 1, 2020	-	$ -	-	$ -	$ -	$ (142,279)	$ (142,279)
Issued shares for cash	-	-	12,270,624	169	895,788	-	**895,957**
Net income (loss)	-	-	-	-	-	($528,201)	**(528,201)**
Ending Balance, December 31, 2020	-	$ -	12,270,624	$ 169	$ 895,788	$ (670,480)	$ 225,477
Issued shares for cash	1	-	1,014,900	101	507,849	-	**507,950**
Net income (loss)	-	-	-	-	-	(1,362,948)	**(1,362,948)**
Ending Balance, December 31, 2021	1	-	13,285,524	$ 270	$ 1,403,637	$ (2,033,428)	$ (629,521)

**The accompanying Notes to the Financial Statements
are an integral part of this statement**

- 5 -

NEW WORLD SAVINGS, INC.

STATEMENT OF CASH FLOWS

Years ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (1,362,948)	($528,201)
Adjustments to reconcile net income to net		
cash provided (used) by operating activities		
Amortization expense	11,521	6,839
(Increase) decrease in assets:		
Prepaid expenses	-	2
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	262,098	21,236
Taxes payable	800	(840)
NET CASH (USED) FOR OPERATING ACTIVITIES	**(1,088,529)**	**(500,964)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from common stock and additional paid in capital	457,450	825,722
Proceeds from related parties	200,000	-
Payments to related parties	-	(118,753)
Proceeds from convertible notes	-	256,500
Payments for pending investment	-	(76,460)
Proceeds from pending investment	25,000	50,000
Proceeds from line of credit	15,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	**697,450**	**937,009**
NET INCREASE (DECREASE) IN CASH	**(391,079)**	**436,045**
CASH AT BEGINNING OF YEAR	483,573	47,528
CASH AT END OF YEAR	**$ 92,494**	**$ 483,573**

CASH RECONCILIATION

	2021	2020
Cash	$ 90,550	$ 478,073
Deposits - reserves	1,944	5,500
CASH AT END OF YEAR	**$ 92,494**	**$ 483,573**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the years for:

	2021	2020
Interest	$ -	$ 9,884
Income tax	$ -	$ 1,640

Noncash transactions:

	2021	2020
Start up costs exchanged for common stock and additional paid in capital	$ -	$ 70,235
Note receivable issued in exchange for preferred stock	$ 500	$ -

The accompanying Notes to the Financial Statements
are an integral part of this statement

1. ORGANIZATION

New World Savings, Inc. (the "Company"), is a Corporation formed on August 21, 2017. New World Savings, Inc. was formed to develop a mobile application called Guac, which is designed to help users achieve their savings goals. The Guac mobile application became active and available to users in April 2019.

Guac users can utilize their savings to make purchases from the Guac Marketplace and earn cashback. The Company has partnered with various retailers to give Guac users direct access to certain brands to make purchases and earn cashback.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are summarized below.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were utilized in preparing the financial statements.

Cash and Cash Equivalent

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalent.

Property and Equipment

Property and equipment are recorded at cost. Assets are depreciated over their estimated useful lives using the straight-line method. As of December 31, 2021 and 2020, the Company held no property or equipment.

Intangible Assets and Amortization

Intangible assets consist of startup costs and common stock issuance costs resulting from obtaining financing relating to the organization of the Company. Intangible assets are amortized using the straight-line method over 15 years. The common stock issuance costs are to be amortize beginning January 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

In accordance with US generally accepted accounting procedures, revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been generated since inception. The Company anticipates generating revenue from user fees and the marketplace, as well as advertisements in the future.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes as follows: (a) different methods for depreciation of fixed assets, (b) different methods for capitalization and amortization of intangible assets, and (c) deducting California Franchise Tax in the financial statements prior to deducting it in the tax return. The deferred tax assets or liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Advertising

Advertising costs are expensed as incurred and included in operating expenses. Advertising expenses totaled $649,892 and $274,071 for the years ended December 31, 2021 and 2020, respectively.

Research and Development

Research and development cost are expensed as incurred and included in operating expenses. Research and development costs totaled $246,465 and $123,812 for the years ended December 31, 2021 and 2020, respectively.

Trust Accounts for Guac Users

Guac users' savings deposits are maintained in an interest-bearing savings account separate from the operating account of the Company. Withdrawals are restricted to Guac users who want to utilize their savings. The Company does not have access to these funds and therefore these funds are not included in these financials.

Bad Debt

The Company is responsible to the Bank for account holder fraud and fraud recovery, which totaled $294,919 and $-, as of December 31, 2021 and 2020, respectively.

3. DEPOSITS -RESERVES

Restricted reserves to cover any Guac user bank shortages.

4. INTANGIBLE ASSETS

The startup costs and costs incurred to obtain financing relating to the organization of the Company have been capitalized and consist of the following:

Intangible assets consist of the following:	2021	2020
Cost		
Start up costs	101,084	101,084
Common stock issuance costs	70,235	70,235
Total Cost	**171,319**	**171,319**
Less accumulated amortization	(23,489)	(11,968)
Net Intangible Costs	**$ 147,830**	**$ 159,351**

Amortization expense for the year ended December 31, 2021 and 2020 was $11,521 and $6,839, respectively.

The amortization policies followed by the Company are described in Note (2).

5. RELATED PARTY TRANSACTIONS

Receivable

In June 2021, the Company issued 1 share of Series X Preferred Stock to one of the shareholders providing proceeds of $500. The $500 has not been paid and is classified as a receivable.

Notes Receivable

In June 2019, the Company issued a demand note to Steep Axis, LLC, a separate corporation owned by a shareholder, bearing interest at 7% per annum. As of December 31, 2021 and 2020, Steep Axis, LLC owed the Company $8,462 and $8,462, respectively.

Notes Payable

On December 17, 2021, the Company received proceeds of $200,000 from corporate officers in exchange for unsecured demand notes bearing interest at 5.24% for $100,000 with automatic monthly payments of $4,398, and 9.66% for $100,000 with automatic monthly payments of $3,211. As of December 31, 2021 and 2020, the Company owes the officers $200,000 and $-, respectively. As of December 31, 2021 and 2020 no interest has been paid or accrued for these loans.

Management Fees

Periodically a management fee is paid to Steep Axis, LLC, a separate Corporation owned by a shareholder. Management fees paid during the year ended December 31, 2021 and 2020, totaled $30,000 and $13,500, respectively.

6. CONVERTIBLE NOTE PAYABLE

Convertible notes payable consists of the following:	2021	2020
The Company issued convertible promissory notes of varying amounts. The notes bear interest at 7% per annum and mature two years after issuance in 2021 and 2022.	$ 342,500	$ 342,500
TOTAL	**342,500**	**342,500**
Less: current portion	342,500	86,000
TOTAL LONG TERM	**$ -**	**$ 256,500**

The notes are convertible into the Company's common stock upon a qualifying equity financing of at least $3,000,000, inclusive of the convertible notes. The notes automatically convert at a conversion price equal to the lesser of 80% of the price per share paid by investors or the price per share determined by a $4,000,000 valuation on the Company's fully diluted capitalization, inclusive of the convertible notes and other convertible instruments.

If the notes are not repaid or converted at the maturity date, at the holder's election, the notes may be converted into the Company's common stock at a conversion rate determined by a $4,000,000 valuation on the Company's fully diluted capitalization, inclusive of the convertible notes and other convertible instruments.

In the event that there is a sale of the Company prior to repayment or conversion of the notes, the holder will receive the greater of the outstanding principal and interest or the amount the holder would receive if the notes were converted to the Company's common stock at a conversion price determined by a $4,000,000 valuation of the Company's fully diluted capitalization, inclusive of the convertible notes and other convertible instruments, as further defined in the note agreements.

Total interest expense accrued was $42,361 and $19,135 of which $0 and $0 was paid for the years ended December 31, 2021 and 2020, respectively.

Scheduled repayments of convertible notes payable, assuming no changes in their terms for the next five years, are as follows:

Years Ending December 31,

2022	$ 342,500
2023	-
2024	-
2025	-
2026	-
Thereafter	-
TOTAL	**$ 342,500**

7. LINES OF CREDIT

	2021	2020
Wells Fargo Bank $30,000 revolving line of credit, unsecured, 6% interest per annum.	$ 15,000	$ -

8. COMMITMENTS AND CONTINGENCIES

Periodically, the Company is involved in litigation arising in the normal course of business. The amount of liability, if any, from the claims cannot be determined with certainty; however, in the opinion of management, resolution of such matters will not have a material adverse effect on the Company.

New World Savings, Inc. maintains its cash in bank deposit accounts which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. At December 31, 2021 and 2020, New World Savings, Inc. had $0 and $228,073, in bank accounts in excess of FDIC insured limits, respectively.

The Company is responsible to the Bank for any and all reasonable and documented out-of-pocket expenses incurred by the Bank in connections with account holder fraud and fraud recovery, which totaled $294,919 and $-, as of December 31, 2021 and 2020, respectively. As of December 31, 2021, the firm has a repayment agreement with the bank to repay the outstanding balance of $211,903 by May 31, 2022. This agreement is also personally guaranteed by a shareholder/corporate officer.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact.

U.S. GAAP defines fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level One inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level Two inputs consist of observable inputs other than quoted prices for identical assets, and Level Three inputs have the lowest priority.

The carrying amounts of stock issued and convertible debt reported in the balance sheet approximate their fair value.

10. GOING CONCERN

The Company has substantial operating losses. As of December 31, 2021, its accumulated deficit is $1,816,469.

Management believes the Company's present cash flows will not enable it to meet its obligations for the twelve months from the date these financial statements are available to be issued. However, management is working to obtain new additional capital through the issuance of stock and obtain new long-term financing. It is probable that management will obtain new sources of financing that will enable the Company to meets its obligations.

11. SUBSEQUENT EVENTS

New World Savings, Inc. has evaluated events and transactions occurring subsequent to the statement of financial position date of December 31, 2021 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through December 30, 2022, the date these financial statements were available to be issued.

In February 2, 2022, the Company paid off the Wells Fargo Bank's line of credit balance of $15,000 (Note 7).

In April 2022, a $2,500,000 investment campaign was completed providing additional proceeds for the Company.

On May 4, 2022, the Company and the convertible note holders entered into an amended agreement to convert the notes into common stock of the Company. Effective April 30, 2022 a total of 1,556,355 shares of common stock were issued.

On November 23, 2022, the Company entered in a convertible promissory note purchase agreement, providing proceeds of $25,000. The proceeds were received in 2021 as a pending investment.

EXHIBIT B

Form of Security

NEW WORLD SAVINGS, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
NEW WORLD SAVINGS, INC. D/B/A GUAC
9281 Research Dr.
Irvine, CA 92618

Ladies and Gentlemen:

1. Background. The undersigned understands that New World Savings, Inc., d/b/a Guac, a California corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated March 22, 2023, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 783,699 shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $3.19 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $24,996.84 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $2,499,999.81 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the OpenDeal Portal LLC dba Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6% of gross monies raised in the Offering and Common Stock that is equal to 2% of the total shares of Common Stock sold in the Offering, as well as reimburse the Portal for

certain expenses associated with the Offering. Investors should carefully review the Form C, which are available on the web-platform of the Portal at https://www.republic.co/guac-app (the "**Deal Page**").

2.   Subscription. Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the same date as the Offering Deadline (the "**Closing Date**").

(b)   Closing Conditions. The Closing, and any intermediate Closings, are conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Investor Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(t)   The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(e)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f)   Consents. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.ded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   Transfer Agent. The Company has engaged a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Market Stand-Off and Power of Attorney. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "*Market Stand-Off*") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 10 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

11.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

12.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed

in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws.

15.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   Electronic Execution and Delivery. A digital reproduction, portable document format ("".pdf"") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

NEW WORLD SAVINGS, INC. D/B/A GUAC
 9281 Research Dr.
 Irvine, CA 92618

By:_____

Name:_____

Title:_____

SUBSCRIBER:

_____

By:_____   By:_____

Name:_____

Title:_____

EXHIBIT C

Video Transcript

New World Savings, Inc.
Video Script

Opening Videos

Ryan Armstrong: Next you will hear from Ryan Ruff our newest strategic partner from ASA Financial as he is the head of fintech.

Ryan is going to share with you what they see and why they partnered with Guac and how they are changing the financial landscape.

We are providing our financial technology to banks, credit union and major banks who are looking to utilize it. This agreement allows for Guac free user acquisition from these major banks and credit unions by providing our tool.

Ryan's going to speak to these partnerships and the 100M members they project for 2023. Based on their initial guidance, Asa believes Guac will have a 50% conversion on their ASA Members I'll allow you do that math to show what that growth can mean.

Ryan Ruff ASA:

I just want you guys to be ready and prepared.

One of the things that we love about the Guac App is how it hits the widest demographic of our customers out any of the other apps that are being added into the ASA vault.

So your messaging that allows our partnership institutions to save money while they spend by automatically tipping themselves is going to resonate very well given the traction you already have with your current customers.

Obviously, we don't know for sure but we are thinking that 50% of our users or more are going to find value in the Guac app and that is why we are so excited.

Ryan Armstrong:

Finally, I'd like to introduce you to our new CFO John Bluher. John has aligned with Guac as he is preparing us for the IPO and acquisition market.

John has successful track record as an SEC attorney focused on helping companies go public and exit.

John Bluher Guac:

Hello everyone, my name is John Bluher and I've just started as the new Chief Financial Officer for New World Savings, which has launched the app Guac.

It's the app that helps save as you spend money, great new concept. So excited to be here, I love the technology and I love what's been put together. And I like what it does for people as they are spending money and saving for their goals.

It's a great opportunity for me to get involved in a small company that really to break into the market, and I couldn't be more excited.

New World Savings, Inc.

Audio Testimonial from Jeremy Barnett

Transcript

What's going on out there? Rad Nation, quick little shout out this morning to all of the rad investors that came over to us from the Guac Financial app, which also as a lot of you know, is not just a channel partner and client of ours. With somebody that we are very excited to continue working with and expanding with, I just wanted to say a fun little fact here. I've been using the app with my daughter who's 10 years old, and the idea of putting a little bit of money aside when you spend it, it's not just a little, it's not just fun. There's some. There's some inherent value there, but it's also a teaching. Teaching the little one some lessons with respect to savings. So, I'm really not just enjoying it from a personal level, but we've got 130 Guac users that are part of our overarching community of 3000 rad AI investors. So big shout out to you, Ryan, for starting a company that needs to happen. Always excited to expand on these types of partnerships here at RAD. And sending some love to the users that are both using your platform and now have become a part of our investor community here. At RAD AI. Take care of yourself this morning. Have a good weekend, guys.